Minerva Surgical Reports Preliminary Fourth Quarter and Full Year 2021 Revenue

Santa Clara, Calif. – January 11, 2022 (GLOBE NEWSWIRE) – Minerva Surgical, Inc. (Nasdaq: UTRS) (Minerva Surgical or the Company), a medical device company that has established a broad product line of commercially available, minimally invasive medical devices that address the most common causes of abnormal uterine bleeding (AUB) as alternatives to hysterectomy, today reported preliminary unaudited fourth quarter and full year 2021 revenue expectations.

Preliminary Fourth Quarter and Full Year 2021 Highlights:

- Fourth quarter 2021 revenues are expected to be in the range of $13.5M - $13.7M, compared with revenues of $13.6M in fourth quarter of 2020. Full year 2021 revenues are expected to be in the range of $52.0M - $52.2M, compared with reported revenues of $37.8M for full year 2020.
- Ended 2021 with over $40M in cash and cash equivalents, reflecting the proceeds from the Company's initial public offering completed on October 26, 2021.
- Refinanced existing debt with a new $40M, five-year term loan from CIBC, substantially reducing the Company's overall cost of capital.

 "The fourth quarter of 2021 was a busy time for our team, and I'm very pleased with our execution on a number of fronts. Despite the continuing challenges from COVID-19, we are seeing good progress in establishing new commercial accounts," said David M. Clapper, Minerva Surgical Chief Executive Officer. "We are also setting the foundation for our "direct to consumer/patient" marketing effort, while at the same time, onboarding a significant number of new sales territory managers. Overall, we feel optimistic about our revenue growth in the coming year in spite of the macro environment that the Omicron variant and hospital staffing shortages are continuing to impose on elective surgeries."

The above information is preliminary and subject to adjustment based on Minerva Surgical's normal quarter and year-end accounting procedures and external audit by the company's independent registered public accounting firm.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company's business, strategy, operations or financial performance, and actual results may differ materially from those expressed or implied in such statements due to numerous risks and uncertainties. Forward-looking statements may include information concerning preliminary financial results, the continued impact of the COVID-19 pandemic on the Company and its operations, commercial momentum, and overall business strategy. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Risk Factors section of Minerva Surgical' s Quarterly Report on Form 10-Q filing made with the U.S. Securities and Exchange Commission (SEC) on or about December 2, 2021, which is available at www.sec.gov. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical fact are forward-looking statements. Except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement. Actual results may differ from those set forth in this press release due to the risks and uncertainties inherent in the Company's business.

About Minerva Surgical, Inc.

Minerva Surgical is a commercial-stage medical technology company focused on developing, manufacturing, and commercializing minimally invasive solutions to meet the distinct uterine healthcare needs of women. The company has established a broad product line of commercially available, minimally invasive alternatives to hysterectomy, which are designed to address the most common causes of abnormal uterine bleeding (AUB) in most uterine anatomies. The Minerva Surgical solutions can be used in a variety of medical treatment settings and aim to address the drawbacks associated with alternative treatment methods and to preserve the uterus by avoiding unnecessary hysterectomies.

Contact:

Media/Press: Mike Clapper– mike.clapper@minervasurgical.com

Investors: Caroline Corner- caroline.corner@westwicke.com

www.minervasurgical.com
www.AUBandMe.com